PROXY MEMORANDUM

To:	Altria Shareholders

Subject:	Proposal #5

Date:	April 10, 2019

Contact:	Catherine Rowan, Director, Socially Responsible Investments, Trinity Health <rowancm@trinity-health.org>

At the upcoming Altria Group, Inc. (“Altria” or “the Company”) annual shareholder meeting on May 16, 2019, shareholders will have the opportunity to vote on a Proposal (the “Proposal”) regarding disclosure of lobbying policies and practices. We urge you to vote FOR Proposal #5 as described below:

Resolved, the shareholders of Altria request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by Altria used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	Altria’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4.	Description of the decision-making process and oversight by management and the Board for making payments described in section 2 and 3 above.

We believe transparency and accountability in corporate spending for influencing public policy are in the best interests of Altria shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives that can pose risks to Altria’s reputation, to the detriment of shareholder value.

According to <opensecrets.org> Altria spent $20,560,000 in 2017 and 2018 on federal lobbying activities. Since 2010, Altria has spent more than $91 million on federal lobbying.1

1 https://www.opensecrets.org/lobby/clientsum.php?id=D000000067

Altria’s state-level lobbying spending is likely significant. According to a recent study that looked at disclosures from the six states with the most robust reporting requirements, Altria was the second highest spending company, spending $16,763,373 on lobbying between 2012 and 2015.2

•	In California, Altria spent $5,509,503 on lobbying from 2010 – 2018.[3]
•	In New Jersey, Altria spent $1,724.050 on lobbying from 2010 – 2018.[4]
•	In Pennsylvania, Altria spent $5,276,579 on lobbying from 2010 – 2018.[5]
•	In Kentucky, Altria was the highest spending corporation on lobbying in 2018.[6]

Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.5 billion since 1998.7

Altria discloses membership in some trade associations where Company representatives sit on a board or committee, but this is an incomplete picture. The Company does not disclose how much it pays the trade associations and the percentage of the payments spent on lobbying. For example, Altria sits on the board of the US Chamber of Commerce8, which spent $94.8 million on lobbying in 2018, yet Altria’s level of funding of the Chamber is not disclosed.

We believe Altria’s undisclosed trade association memberships and payments used for lobbying could pose reputational risks.

The Proposal also asks for disclosure of payments to tax-exempt organizations that write model legislation, which includes the American Legislative Exchange Council (ALEC), which is a non-profit that convenes state lawmakers and corporations to promote model laws written by corporations.

Altria is as a member of ALEC, serving on its Private Enterprise Advisory Board.9 ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights, and Altria’s involvement has attracted negative media scrutiny.10

2 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 29, https://irrcinstitute.org/wp-content/uploads/2017/02/Corporate-Lobbying-in-the-States-FINAL.pdf

3 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1143248&view=activity&session=2017

4 https://www.elec.state.nj.us/publicinformation/gaa_annual.htm

5 https://www.palobbyingservices.pa.gov/Public/wfSearch.aspx#BOTTOM

6 “A Tobacco Giant Spent Far More than Anyone on Lobbying in 2018,” Louisville Courier Journal, May 21, 2018, https://www.courier-journal.com/story/news/politics/2018/05/21/altria-spent-most-kentucky-lobbying-2018/617583002/.

7 https://www.opensecrets.org/lobby/top.php?indexType=s&showYear=2018, accessed March 19, 2019.

8 https://www.uschamber.com/about/board-directors

9 https://www.alec.org/person/daniel-smith/

10 “Broad Coalition Calls on Corporations to Drop Funding for ALEC Over Horowitz Speeches,” PR Watch, August 27, 2018, https://www.prwatch.org/news/2018/08/13390/broad-coalition-calls-corporations-drop-funding-alec-over-horowitz-speeches.

Highlighting the reputational risks of third-party involvement, more than 100 companies have publicly announced leaving ALEC, including 3M, Bristol-Myers Squibb, Coca-Cola, General Motors, McDonald’s, Merck, PepsiCo and Proctor & Gamble.

The International Corporate Governance Network (ICGN), representing more than $18 trillion in assets, developed a policy framework in its 2011 Guidance on Political Lobbying and Donations for companies to consider, including to make a public commitment to publicly disclose lobbying activities and any direct or indirect expenditures over $10,000.11

Altria’s Board notes that the Company has been rated in the top tier of CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However, Altria’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure. The Company conflates electoral and lobbying spending disclosures in its Proxy Statement and implies that both issues are covered in the ranking. The fact that Altria touts being ranked as a top tier company on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that Altria could, in fact, become a leader in lobbying disclosure as well.

Altria states that when company contributions to a 501(c) organization exceed $50,000, it requests what portion of its dues or similar payment is used for political activities, making it non-deductible under Section 162(e) (1) (B) of the Internal Revenue Code.12 However, 162(e)(1)(B) applies to political contribution non-deductible payments, while 162(e)(1)(A) captures lobbying non-deductible payments. Disclosing political contributions, however, will not include any payments to trade associations made by Altria that are used for lobbying purposes.13

This means Altria will disclose trade association payments used for political contributions, but this does not cover payments used for lobbying. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions.

Improved disclosure of the company’s lobbying expenditures will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Altria’s best interests.

The well-documented reputational risks of Altria’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that Altria’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 5, the shareholder proposal requesting a report on the Altria’s lobbying expenditures.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Trinity Health is not able to vote your proxies, nor does this communication contemplate such an event. Trinity Health urges shareholders to vote for Proposal 5 following the instructions provided on management's proxy mailing.

11 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

12 http://www.altria.com/About-Altria/Government-Affairs/disclosures-transparency/Pages/default.aspx?src=leftnav

13 26 USC Section 162 (e)(1)(a) is the code that covers lobbying. Cornell University Law School Legal Information Institute, “26 U.S. Code § 162 - Trade or business expenses,” https://www.law.cornell.edu/uscode/text/26/162.